Exhibit 1.2

Pivotal Medical Devices Helps Manufacturers Increase Competitiveness

Pivotal introduces Pivotal Medical Devices; new product features flexible territory management, complex relationship management, quoting and marketing automation capabilities

FOR IMMEDIATE RELEASE

Vancouver, BC – May 26, 2005 - Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises and a subsidiary of CDC Corporation [NASDAQ : CHINA], today announced the general availability of Pivotal Medical Devices, an intuitive sales, marketing and service product suite designed to help medical device manufacturers take their products to market faster and increase competitiveness.

“Medical device manufacturers are under constant pressure to bring new and innovative products to market faster than the competition,” said Judd Banks, business manager, medical devices, Pivotal. “Many forward-thinking companies are addressing this issue by embracing new business strategies, organizational approaches, processes and technologies. Pivotal Medical Devices combines industry-specific sales, marketing and relationship management functionality to help medical device manufacturers increase competitiveness, enhance sales and marketing effectiveness, and uncover untapped value within their entire relationship network.”

According to Dale Hagemeyer, research director, Gartner, Inc., “Medical products companies, including providers of medical equipment, supplies and devices that are looking for a competitive advantage amid industry consolidation and price competition should consider customer relationship management as a way to better manage the complexities of the go-to-customer model and engender greater customer loyalty. The tangible benefits from CRM in medical products are substantial and can come from several sources including profitable pricing and contracts, better inventory management, greater sales effectiveness and consistent and timely customer support.”

Designed for the Industry, Customized to Each Manufacturer’s Needs

Pivotal Medical Devices is designed to meet the specific requirements of the industry while still providing the flexibility to support unique business processes and operations. This approach enables medical device manufacturers to deploy specialized functionality quickly while still being able to easily adapt the system as new regulations, process improvement initiatives and growth through acquisitions or consolidation impact the organization. Based on a highly flexible Microsoft platform, this new offering supports easy integration, customization and deployment and enables companies to integrate fragmented data from disparate systems, including front- and back-office, legacy, and Web-based applications.

Streamlining Territory and Role Management

Medical device manufacturers must be equipped to ensure that the right team members are assigned to the right account, and they must be able to quickly realign or modify territories or roles as a result of growth, consolidation or acquisition or as new products are introduced. Pivotal Medical Devices enables organizations to:

•	Assign the right team members to the right account, from any department, based on flexible business rules. Assignment rules can be customized based on geography, organizational divisions, product line, organization type, product specialty, type of facility, facility size, a combination of these, or virtually any other criteria.

•	Assign partners such as distributors to a team, significantly improving visibility into potential distributor deals and co-selling opportunities.

•	Plan and easily modify territories or roles to accommodate new hires and distributors, organizational growth due to acquisition and consolidation, or plan future territory assignments in advance of their effective date.

Managing Complex Relationship Networks

Complex relationships often exist within each facility including relationships between physicians, lab technicians and surgeons. With built-in relationship management capabilities, Pivotal Medical Devices:

•	Enables sales teams to understand and track the numerous relationships that exist at customer facilities, and determine who the key influencers are, their departments, their specialty areas, and their level of influence on the buying process or purchasing decisions for each department.

•	Helps sales teams tap into the correct and most influential contacts at each facility to sell more effectively and shorten sales cycles.

•	Tracks the relationships that a facility has with other organizations, including Group Purchasing Organizations (GPOs) and distributors. Sales teams can also track the facilities that comprise Integrated Delivery Networks, and leverage the relationships that exist between these facilities to uncover new sales opportunities and effectively shorten the sales cycle.

Creating Accurate Quotes and Contracts to Minimize Costly Errors

Pivotal Medical Devices helps companies create, validate, manage and approve quotes with flexible catalog, configuration, and quoting capabilities. To ensure quotes are accurate, complete, competitive and valid, Pivotal Medical Devices helps sales representatives create effective quotes by enforcing business rules such as minimum pricing, volume discounts, and other pricing breaks. It also takes into account relationships with GPOs and distributors, mitigating the request for price rebates.

From quote to contract, sales teams can monitor and track the details of every contract including volume commitments, contract expiration dates and renewals, streamlining this process to increase efficiency and minimize costly errors. It also gives sales representatives the ability to track competitor contract expiration dates. In addition, it helps ensure maximum profitability on quotes by allowing managers to modify and approve quotes.

Establishing Long-Term, Mutually Beneficial Relationships

Medical device manufacturers spend considerable resources on advertising, promotions and tradeshows. Pivotal Medical Devices provides leading-edge marketing automation technologies designed to empower marketers with capabilities to create effective, high-impact marketing campaigns that generate leads and drive revenue. Using this system, marketers can capture customer and prospect profile and preference data at every interaction point and then create and execute highly targeted campaigns based on the interests of each physician. In addition, they can proactively deliver appropriate clinical research studies, journal articles, product collateral and event and tradeshow invitations. It also gives marketers the tools to easily design Continuing Medical Education Events, target the right audience, promote events, luminaries and products, and track which physicians, surgeons and lab technicians register and attend – effectively increasing response rates.

Availability

Pivotal Medical Devices is generally available now. For more information visit:
http://www.pivotal.com/products/lifesciences/medical_devices.asp.

About Pivotal Corporation

Pivotal Corporation, a subsidiary of CDC Corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation

CDC Corporation [NASDAQ: CHINA] is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability that use of Pivotal Medical Devices will increase competitiveness, enhance sales and marketing effectiveness, uncover untapped value within a relationship network, streamline territory and role management, manage complex relationship networks, create more accurate quotes and contracts to minimize costly errors, and establish long-term mutually beneficial relationships. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet the client’s requirements, the possibility of development or deployment difficulties or delays, the dependence on business satisfaction with the Pivotal Medical Devices software, continued commitment to the use of the product and deployment of the solution, the risks involved in developing software solutions and integrating them with third-party software and services, and the quality of the training provided to staff to utilize the software and the ability of such staff to operate the software. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.